Filed by Spartan Stores, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Seaway Food Town, Inc.
Commission File No.: 000-00080

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[Spartan Stores Logo]

Investment Highlights

-	Retail acquisitions create a dominant regional food retailer

-	Spartan's neighborhood market strategy has successfully competed with Meijer's, Wal-mart and Kroger in several Michigan and Ohio Markets

-	Significant growth opportunities as a result of:

-	Acquisitions of retailers
-	Shift of business to higher margin segments of food industry
-	Synergies as a result of acquisition integration

-	Strong distribution base from which to grow retail operations

-	Experienced management team

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Company Facts

-	Company Overview

-	1917 - Founded as Grand Rapids Wholesale Grocery (a non-profit co-op)

-	1969 - Converted to a for-profit corporation

-	1999 - Re-entered retail - in 18 month period increased retail sales to 18% of consolidated sales through acquisitions of four retail chains in Michigan

-	2000 - Will acquire 73 stores via pending merger with Seaway Food Town resulting in retail sales comprising 33% of consolidated sales

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Company Facts

-	Quick Facts

-	9th largest supermarket distributor in U.S.

-	Distribute over 40,000 products (national & private label brands)

-	Serve 400 independently owned grocery stores

-	6th largest convenience store distributor serving 9,600 convenience stores in nine states

-	Approximately 22% of Michigan retail food sales begin with Spartan's supply chain

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Company Facts -- Sales Mix

Spartan Stores, Inc. 1999 Sales Mix

[pie chart]

Grocery Distribution	67.5%
Convenience Distribution	31.5%
Insurance	0.6%
Real Estate	0.4%

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Company Facts -- Sales Mix

-	Increasing retail revenues

Spartan Stores, Inc. Pro Forma Sales Mix
40 weeks ended 1/1/2000
(Including Seaway Food Town)

[pie chart]

Grocery Distribution	41.8%
Retail	32.7%
Convenience Distribution	24.8%
Insurance	0.4%
Real Estate	0.3%

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Trade Area

[MAP OF MICHIGAN, INDIANA, OHIO, WISCONSIN, ILLINOIS, KENTUCKY, TENNESSEE,
WEST VIRGINIA, PENNSYLVANIA AND PART OF GEORGIA
WITH SYMBOLS INDICATING LOCATIONS OF
SPARTAN STORES AND SEAWAY FOOD TOWN IN
MICHIGAN, INDIANA, OHIO, AND KENTUCKY]

*	Spartan Stores Retail 47 Locations	Distribution Center Locations:
		[ ]	Spartan: Grocery
	Seaway Food Town Inc.		Grand Rapids, MI
•	Food Town Supermarkets		Plymouth, MI
47 Locations
•	Deep Discount Drug Stores	[ ]	Spartan: Convenience
	26 Locations		Grand Rapids, MI
Louisville, KY
[ ]	Grocery Distribution		Sandusky, OH
	(MI, IN & OH)		Gahanna, OH

	Convenience Distribution	[ ]	Seaway Food Town: Toledo, OH
MI, IL, IN, KY, OH, PA,
TN, GA, WV

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Michigan Market Share

-	Spartan supplied grocery stores have the leading market share in Michigan

Spartan Supplied	22.0%
Meijer	17.0%
Farmer Jack	12.0%
Kroger/Kessel	12.0%
Carter's Foods	3.0%
Super K-Mart	2.0%
L.A.S. Stores	2.0%
Roundy's Supplied	2.0%
Wal-Mart Supercenters	1.0%

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Metropolitan Market Share

-	Spartan's retail grocery stores have strong market share in their specific markets

[chart]

Glen's Market - Northern Michigan	40%
Seaway - Greater Toledo, OH	33%
Family Fare/Great Day - Greater Grand Rapids, MI	19%
Ashcraft's Market - Central Michigan	19%

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Company Vision

-	Dominant regional food retailer operating neighborhood markets with the scale and efficiency of a self-distributing chain

-	Capitalize on our 83 year history of being a partner to the neighborhood supermarket operator

-	Goal of reaching $7 billion in annual revenue by 2005

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Business Strategy

-	Position the Company as the neighborhood market while taking advantage of Spartan's overall scale

-	Focus on acquisitions throughout the Midwestern U.S. Become the acquirer of choice for high quality independent retail grocers who operate neighborhood markets

-	Create a Spartan retail marketing network

-	Continue to offer value-added wholesale services to existing distribution customers

-	Be a low cost, efficient operator

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Wholesale Operations Strategy

-	Continue position as value added partner to independent retail customers

-	Leverage strength as the #9 supermarket wholesaler

-	Leverage strength as the #6 convenience store wholesaler

-	Continue to rationalize products, services and operations to be the most cost effective wholesaler in markets served

-	Provides foundation for growth strategy

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Neighborhood Market Strategy

-	Alternative to the "supercenters"

-	Targeted merchandise selection recognizing unique demographics--with the scale and efficiencies of a self-distributing chain

-	Convenient locations

-	Pricing strategy
-	Employ high/low promotional merchandising message
-	Comprehensive "background" pricing program to identify margin opportunities within each category
-	Enhanced margin and sales by establishing "value" as the focus of marketing efforts

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Neighborhood Market Strategy

-	Superior quality "branded" perishable offerings
-	Deliver variety, quality, freshness and value to draw customers

-	Prepared foods
-	Introduction of innovative, fresh and convenient food service programs

-	Expanded multi-tiered private label program
-	Higher margins
-	Build brand and store loyalty
-	Create leverage with packaged good manufacturers

-	Special emphasis on in-store merchandising to drive sales and margin

-	Continue to remodel and develop stores to drive neighborhood market strategy

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Retail Marketing Network Strategy

-	Synergistic approach to marketing and procurement to enhance margins and sales by bringing the benefits of a self-distributing chain to the independent grocer
-	Common marketing and promotional programs across banners
-	Common procurement programs

-	Benefits
-	Guaranteed execution to manufacturer
-	Reduces distribution and transportation costs
-	Increased impact of promotions across network
-	Reduced administrative cost for network participants

-	Bridge between traditional wholesale customers and acquired chains

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Acquisition Strategy

-	Key element to earnings growth

-	Acquisition criteria
-	Exit strategy of choice for independent grocery retailers operating neighborhood markets
-	Consolidation of chains in contiguous markets throughout the Midwestern United States
-	Profitable stores that can benefit from more efficient management and increased buying leverage
-	Accretive to earnings within 12 to 24 months

-	Acquisitions are expected to add an additional 5%-10% revenue growth

-	Pharm concept as a potential fill-in/market segmentation opportunity

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Acquisition Strategy - History

Company Name	Acquisition Date	Number of Stores
[Ashcraft's Markets Logo]	January 1999	8
[Family Fare Supermarkets Logo]	March 1999	13
[Glen's Markets Logo]	April 1999	23
[Great Day Food Centers Logo]	December 1999	3

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Seaway Food Town Merger

[Food Town Super Markets Logo]	Announced:	April 7, 2000

[The Pharm Logo]	Terms:

$5.00 per share cash payment to Seaway shareholders; and Seaway shareholders receive one Spartan share for each Seaway share held.

Spartan shareholders exchange existing Spartan shares for 13.2 million shares of new Spartan Stores common stock

	Ownership:	Spartan - 66.5% Seaway - 33.5%

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Seaway Food Town

Number of Stores

Store Format	Number

Food Town	47
Pharm	26

Total	73

		Sales

		[chart]

1994	-	$546
1995	-	$559
1996	-	$598
1997	-	$608
1998	-	$625
1999	-	$659

Total Sales Growth	2.4%	6.8%	1.8%	2.8%	5.4%
Comparable Store Sales Growth	1.3	4.3	1.2	0.3	2.9

		EBITDA

		[chart]

1994	-	$20.2
1995	-	$23.8
1996	-	$27.2
1997	-	$28.7
1998	-	$29.5
1999	-	$30.4

1EDITDA is defined as operating income plus depreciation and amortization and LIFO charges.
2Excludes approximately $1.0 million of non-recurring charges.

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Seaway Food Town Merger

Pharm Concept

-	Pharms are a hybrid supermarket/drugstore format with great market fill-in possibilities

-	Pharm represents a potential growth opportunity for Spartan.
-	Uniquely positioned to offer customers value and product offering not available from other retailers
-	Provides a competitive advantage with pharmacy and general merchandise

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Acquisition Synergies

-	Acquisition synergies forecasted to result in at least $6 million in cost reductions during fiscal year ended March 31, 2002

-	Elimination of duplicative overhead

-	Merchandise procurement

-	Warehouse and transportation

-	Marketing programs

-	Expansion of private label program

-	Implementation of best practices across company

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Streamline Existing Operations

-	Increase EBITDA margin to between 3.5% and 4.0%

-	Drive distribution costs to best in class

-	Consolidate administrative functions

-	Consolidate purchasing functions

-	Leverage purchasing scale across operating units and customers served

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Experienced Management Team

-	Strong management team assembled to implement Spartan's vision

Name	Position	Years in Industry	Years with Company

Jim Meyer	President and Chief Executive Officer	26	26
Joel Barton	Vice President Spartan Stores Retail	27	1/2
Dave Couch	Vice President Information Technology	12	12
Dick Deming	Vice President Human Resources	2	2
Chuck Fosnaugh	Vice President Development	23	10
Mike Frank	Vice President Logistics	24	3
John Sommavilla	Vice President Purchasing	15	15
Dave Staples	Vice President Finance and Chief Financial Officer	4	1/2

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Financial Overview -- Spartan Stores

-	Spartan has realized strong sales growth

[chart]

1997	-	$2,475,025
1998	-	$2,489,250
1999	-	$2,671,700
2000	-	$3,050,282

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Financial Overview -- Spartan Stores

-	With solid EBITDA performance

[chart]

1997	-	41,650
1998	-	51,492
1999	-	57,162
2000	-	78,090

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Financial Overview -- Spartan Stores

-	History of strong and improving financial performance

Spartan Summary Income Statement - Historical
($ in 000's)

For Fiscal Years Ended March 31,
	1997	1998	1999		2000
Net Sales	$2,475,025	$2,489,250	$2,671,700		$3,050,282
	-3.1%	0.6%	7.3%		14.2%
Gross Profit	236,661	255,085	273,882		406,792
	9.6%	10.25%	10.25%		13.34%
Operating Income	19,770	25,948	35,593	(1),(2)	46,521	(1),(2)
	0.8%	1.0%	1.3%		1.5%
Adjusted EBITDA	41,650	51,492	57,162	(1),(2)	78,090	(1),(2)
	1.7%	2.1%	2.1%		2.6%
Net Earnings	9,703	14,234	14,799	(2)	17,194	(2)
	0.4%	0.6%	0.6%		0.6%
Comp Store Sales Growth					2.4%
Number of Retail Stores	--		8		47

(1) Excludes impact of restructuring charge of $5.7 million in fiscal year 1999 and its partial reversal totaling $4.5 million in fiscal year 2000.
(2) Includes pre-tax unusual and non-recurring gains of $7.0 million in fiscal year 1999 and $0.5 million in fiscal year 2000. (After-tax of $4.4 million and $0.3 million in fiscal 1999 and 2000, respectively.)

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Financial Overview -- Pro Forma

[charts]

Pro Forma Sales

1999 PF	-	$3,603,143
2000 PF	-	$3,770,588

Pro Forma EBITDA (1)

1999 PF	-	$111,796
2000 PF	-	$112,556

(1) Includes unusual and non-recurring gains of $7.0 million in fiscal year 1999 and $0.5 million in fiscal year 2000. (After-tax of $4.4 million and $0.3 million in fiscal 1999 and 2000, respectively.)

Note: Pro forma to give effect to Spartan's retail acquisitions including the pending acquisition of Seaway Food Town.

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Financial Overview -- Pro Forma

-	Pending Seaway merger creates a nearly $4.0 billion company with strong growth prospects

Pro Forma Combined Earnings
($ in 000's)

Fiscal Year Ended March 31, 1999

	PF Spartan Stores	Seaway	PF Adjustments	PF Combined
Net Sales	$2 ,964,840	$638,303	$ -	$3,603,143
Gross Margin	423,021 14.3%	162,662 25.5%	-	585,683 16.3%

Operating Income (1)	43,778 1.5%	14,961 2.3%	1,137	57,582 1.6%

Adjusted EBITDA (1)	81,502 2.7%	30,294 4.7%		111,796 3.1%

Net Earnings (1)	12,560 0.4%	7,263 1.1%	(2,556)	17,267 0.5%

Pro Forma Combined Earnings
($ in 000's)

Fiscal Year Ended March 31, 2000

	PF Spartan Stores	Seaway	PF Adjustments	PF Combined
Net Sales	$ 3,090,305	$ 680,284	$ -	$ 3,770,558
Gross Margin	426,518 13.8%	174,593 25.7%	-	601,110 15.9%

Operating Income (1), (2)	47,093 1.5%	16,184 2.4%	(1,137)	62,215 1.7%

Adjusted EBITDA (1), (2)	80,566 2.6%	31,990 4.7%		112,556 3.0%

Net Earnings (2)	17,429 0.6%	8,773 1.3%	(2,686)	24,116 0.6%

(1) Excludes impact of restructuring charge of $5.7 million in fiscal year 1999 and its partial reversal totaling $4.5 million in fiscal year 2000.
(2) Includes pre-tax unusual and non-recurring gains of $7.0 million in fiscal year 1999 and $0.5 million in fiscal year 2000. (After-tax of $4.4 million and $0.3 million in fiscal 1999 and 2000, respectively.)

Note: Pro Forma to give effect to Spartan's retail acquisition and pending Seaway Food Town acquisition

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Financial Overview -- Pro Forma

-	Conservative capitalization with flexibility to meet Spartan's future acquisition and growth needs

Combined Pro Forma Balance Sheet
($ in 000's)

Mar. 31, 2000
Cash and Marketable Securities	$65,989
Other Current Assets	272,222
Other Assets	184,022
Net Property & Equipment	269,880
Total Assets	$792,113

Total Current Liabilities	$208,906
Current Portion of Long-term Debt	23,862
Long-term Debt & Capital Lease Obligations	342,920
Other Long-term Liabilities	15,480
Total Shareholders Equity	200,945
Total Liabilities and Shareholders' Equity	$792,113

Pro Forma Shares Outstanding	21,147

Total Debt to EBITDA	3.3x

Note: Pro forma to give effect to Spartan's retail acquisitions including the pending acquisition of Seaway Food Town.

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Summary

-	Accelerate growth through retail acquisitions

-	Focus on neighborhood market strategy

-	Significant opportunities to streamline operations, reduce costs and create long-term shareholder value

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Definitive Prospectus/Joint Proxy Statement

Spartan Stores, Inc. and Seaway Food Town, Inc. have filed with the Securities and Exchange Commission and mailed to their respective shareholders a definitive prospectus/joint proxy statement relating to the proposed merger of Spartan Stores and Seaway Food Town. The registration statement on Form S-4 containing the prospectus/joint proxy statement was declared effective on June 7, 2000, by the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE PROSPECTUS/JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Spartan Stores will be available free of charge by directing a request to the Chief Financial Officer of Spartan Stores, Inc. at 850 76th Street S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Documents filed with the SEC by Seaway Food Town will be available free of charge by directing a request to the Chief Financial Officer of Seaway Food Town, Inc. at 1020 Ford Street, Maumee, Ohio 43537. Information concerning the participants in the solicitation of proxies for the merger is included in the definitive prospectus/joint proxy statement.

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Forward Looking Statements

This presentation contains expectations and other forward-looking statements about the proposed merger of Spartan Stores, Inc. and Seaway Food Town, Inc. and the business and operations of Spartan Stores that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that may cause such a difference include the possibility that the merger with Seaway Food Town may not be completed and other factors described in the Spartan Stores' Registration Statement on Form S-4, the Annual Report on Form 10-K and other filings with the SEC. Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statement.

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